08025538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
FEB 2 8 2008
Washington, DC
106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wall Street Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Morse **212-856-8200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 2 8 2008
603

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 9 2008
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Morse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Management Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FORTUNATA MESSINA
Notary Public, State of New York
No 01ME5056688
Qualified in Kings County
Commission Expires March 11, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Wall Street Management Corporation

We have audited the accompanying statement of financial condition of Wall Street Management Corporation (the Company) as of December 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Management Corporation at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2008

Wall Street Management Corporation

Statement of Financial Condition

December 31, 2007

ASSETS		
Cash and cash equivalents	$	374,807
Fees receivable from affiliate		12,446
Investment securities		166,000
Deposits with clearing agent		50,676
Prepaid expenses		6,818
	$	610,747
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	15,629
Payable to parent for income taxes		85,850
Total Liabilities		101,479
Stockholder's Equity		
Common stock, $1 par value, 6,520 shares authorized, issued and outstanding		6,520
Additional paid-in capital		526,122
Accumulated deficit		(23,374)
Total Stockholder's Equity		509,268
	$	610,747

See notes to financial statements

Wall Street Management Corporation

Statement of Operations

Year Ended December 31, 2007

REVENUE	
Brokerage commissions	$ 423,400
Investment advisory fees	93,490
Shareholder servicing fees	46,773
Other Income	35,000
Investment income	9,906
Net unrealized gain on investments	33,709
Total Revenue	642,278
EXPENSES	
Salaries	120,500
Employee benefits	23,000
Clearing fees	137,409
Research service fees	55,499
Occupancy	20,500
Telephone	3,000
Equipment rental	43,339
Professional fees	15,000
Subscriptions	9,354
Registration and filing fees	6,293
Other	7,623
Total Expenses	441,517
Net Income Before Income Tax Provision	200,761
Income tax provision	
Federal	48,608
State and city	31,567
Total Income Tax Provision	80,175
Net Income	$ 120,586

See notes to financial statements

Wall Street Management Corporation

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	6,520	$ 6,520	$ 526,122	$ (108,960)	$ 423,682
Dividends paid				(35,000)	(35,000)
Net income	-	-	-	120,586	120,586
Balance, end of year	6,520	$ 6,520	$ 526,122	$ (23,374)	$ 509,268

See notes to financial statements

Wall Street Management Corporation

Statement of Cash Flows

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 120,586
Adjustments to reconcile net income to cash provided by operating activities	
Unrealized (gain) on investments	(33,709)
Realized loss on investments	6,751
Net change in operating assets and liabilities	
Fees receivable from affiliate	(1,237)
Prepaid expenses	1,034
Payable to parent for income taxes	60,459
Accounts payable and accrued expenses	(15,633)
Net Cash Provided by Operating Activities	138,251
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	85,831
Purchase of securities	(94,179)
Net Cash (Used) by Investing Activities	(8,348)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid	(35,000)
Net Cash (Used) by Financing Activities	(35,000)
Net Change in Cash and Cash Equivalents	94,903
CASH AND CASH EQUIVALENTS	
Beginning of year	279,904
End of year	$ 374,807

See notes to financial statements

Wall Street Management Corporation

Notes to Financial Statements

1. Nature of Business

Wall Street Management Corporation (the "Company"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is in the business of rendering investment advisory, statistical and research services to The Wall Street Fund, Inc. (the "Fund"), as well as consulting services as it relates to investment management and accordingly, is also registered as an Investment Advisor with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company clears its transactions on a fully disclosed basis. Some of the officers and directors of the Company are also officers and/or directors of the Fund.

The company is a wholly owned subsidiary of Morse, Williams & Co., Inc., which in turn is a subsidiary of Morse, Williams Holding Co., Inc.

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k) (2) (ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker- dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily made and kept by a clearing broker-dealer. The clearing broker-dealer requires that the Company maintain a minimum deposit of $50,000.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

1. Nature of Business and Significant Accounting Policies *(continued)*

Investment Securities

Investment securities are reported at fair value. Fair value for mutual funds is based on the fair value of the net assets of the fund. Fair value of traded securities is based on market quotations. Unrealized gain (loss) is included in net income.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, securities and accounts receivable. The Company places its cash and securities with quality financial institutions. The Company's accounts receivable consists of an amount due from their clearing broker who is highly capitalized and a member of major securities exchanges.

Revenue Recognition

The Company receives commissions on sales of securities for its customers. These securities include mutual funds, bonds, and equity securities listed on the major stock exchanges and those sold over the counter. Commission income and related expenses are recorded on a trade-date basis. Investment advisory and shareholding servicing fees are accrued as earned. The Company also provides advisory services for specific consulting projects relating to investment services.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. At December 31, 2007, there were no temporary differences between accounting and taxable income.

The Company is included in consolidated federal, state and city income tax returns with the parent and with Morse, Williams Holding Co., Inc. The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates.

3. Investment Advisory Fees and Other Transactions with Affiliates

The advisory agreement with the Fund provides for an advisory fee of .50% per annum of the average daily net assets of the Fund. The advisory agreement also provides for the Company to reimburse the Fund for any expenses (including the advisory fees but excluding taxes, interest, brokerage fees and extraordinary expenses incurred in connection with any matter not in the ordinary course of business of the Fund) over 2% of the first $10,000,000, 1.5% of the next $20,000,000 and 1% of any balance greater than $30,000,000 of the Fund's average daily asset value. The Company also serves as the Fund's principal underwriter.

The Company has a shareholder servicing agreement with the Fund for shareholder services, including answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to shareholders. For services provided under the servicing agreement, the Company receives fees from the Fund at a rate of .25% per annum of the average daily net assets of the Fund.

For the year ended December 31, 2007, the Company earned investment advisory fees of $93,490 and shareholder servicing fees of $46,773 from the Fund. At December 31, 2007, fees receivable from the Fund amounted to $12,446 which includes $8,297 for advisory management fees and $4,149 for shareholder servicing fees.

The Company leases office space from an affiliated company on a month to month basis.

4. Investment Securities

Investments at December 31, 2007 are summarized as follows:

Mutual fund	$ 55,935
Common stocks	110,065
Total	$166,000

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $366,060 which was $359,456 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was .28 to 1.

Supplementary Information
Pursuant To Rule 17a-5 Of The
Securities Exchange Act Of 1934

December 31, 2007

Wall Street Management Corporation

Schedule of Computation of Net Capital Under
Securities and Exchange Commision Rule 15c3-1

As at December 31, 2007

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 509,268
Deductions and/or charges		
Non-allowable assets		
Fees receivable from affiliate	$ 12,446	
Investment securities	110,065	
Prepaid expenses	6,818	129,329
Net capital before haircuts on securities position		379,939
Haircuts on securities		
Other securities		13,879
Net Capital		366,060
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6-2/3% of aggregate indebtedness or $5,000		6,604
Excess net capital		$ 359,456
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		101,479
Percent of aggregate indebtedness to net capital		27.72%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2007

Wall Street Management Corporation

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17a-5

The Board of Directors
Wall Street Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Management Corporation (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of a significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2008

END